EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Dollars in thousands, except per share data) (unaudited)
Net Income	$760	$443	$2,217	$1,654

Weighted Average Shares Outstanding	2,558,642	1,876,941	2,116,626	1,870,768

Basic Earnings Per Share	$0.30	$0.24	$1.05	$0.88

Net Income	$760	$443	$2,217	$1,654

Weighted Average Shares Outstanding	2,558,642	1,876,941	2,116,626	1,870,768
Net Effect of Dilutive Stock Options	33,544	56,153	37,502	61,603

Weighted Average Diluted Shares Outstanding	2,592,186	1,933,094	2,154,128	1,932,371

Diluted Earnings Per Share	$0.29	$0.23	$1.03	$0.86